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March 9, 2021 VIA EDGAR Ms. Ada D. Sarmento Office of Life Sciences Division of Corporation Finance U.S. Securities and Exchange Commission	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

100 F Street N.E.

Washington, D.C. 20549

Re:	Connect Biopharma Holdings Limited
Registration Statement on Form F-1
Filed February 26, 2021
File No. 333-253631

Dear Ms. Sarmento:

We are in receipt of the Staff’s letter dated March 5, 2021 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Connect Biopharma Holdings Limited (“Connect Biopharma” or the “Company”) as set forth below.

The Company’s response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comment and the Company’s response for such item below.

Registration Statement on Form F-1

Description of American Depositary Shares

Jurisdiction and Arbitration, page 210

1.

We note your disclosure that the arbitration provisions of the deposit agreement “do not preclude [ADS holders] from pursuing claims under the Securities Act or the Exchange Act in federal or state courts.” Please ensure, if true, that the deposit agreement clearly states that the arbitration provisions do not apply to claims under the Securities Act or the Exchange Act.

Connect Biopharma’s Response: The Company confirms that the deposit agreement clearly states that the arbitration provision does not apply to claims under the Securities Act or the Exchange Act.

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March 9, 2021

Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-3959. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Michael E. Sullivan

Michael E. Sullivan of LATHAM & WATKINS LLP

cc:	Eric Atallah, Securities and Exchange Commission

Vanessa Robertson, Securities and Exchange Commission

Tim Buchmiller, Securities and Exchange Commission

Zheng Wei, Ph.D., Connect Biopharma Holdings Limited

Wubin Pan, Ph.D., Connect Biopharma Holdings Limited

Patrick A. Pohlen, Latham & Watkins LLP

Jeffrey T. Woodley, Latham & Watkins LLP